Filed Pursuant to Rule 424(b)(3)
Registration No. 333-204717

PROSPECTUS SUPPLEMENT NO. 1

TO THE PROSPECTUS DATED JUNE 17, 2015

Pershing Gold Corporation

This Prospectus Supplement No. 1 updates, amends and supplements our prospectus dated June 17, 2015 (the “Prospectus”).

We have attached to this Prospectus Supplement No. 1 the Company’s Current Report on Form 8-K as filed with the Securities and Exchange Commission (“SEC”) on June 12, 2015 containing information regarding the appointment of two directors. The attached information, and that set forth below, updates, amends and supplements the Prospectus.

Alan D. Branham. Mr. Branham, 55, was appointed to the board of directors on June 9, 2015. Since January 2011, Mr. Branham has served as President and Chief Executive Officer of American Innovative Minerals LLC, which is engaged in gold, silver and tungsten exploration and development in Nevada and Montana, mining in Montana, and mine reclamation projects. From March 2007 to July 2014, he served as a director of Rocky Mountain Resources, a Canadian company with vanadium development assets in Nevada, now named American Vanadium Corp, and served as its Vice President Exploration from March 2007 to March 2008. From May 2004 to December 2009, Mr. Branham served as Chief Executive Officer of Midway Gold Corp., a Denver-based precious metals company listed on the NYSE MKT and the TSX Exchange, and he served as the company’s Chief Operating Officer from December 2009 to May 2010. Mr. Branham additionally served as President of the company from May 2006 to May 2010 and as a director from May 2006 to February 2011. Prior to working with Midway Gold Corp., Mr. Branham was a senior geologist with Newmont Mining Corp. from 1993 to 2004 and a project geologist from 1983 to 1993. Mr. Branham has more than 30 years of U.S. and international exploration experience, primarily in Nevada and elsewhere in the western United States, Mexico and Central America. Mr. Branham has been involved in exploration in the Great Basin area of Nevada and with the discovery of several gold deposits on the Carlin Trend in Nevada. Mr. Branham holds a B.S. in geology from Stanford University and an M.S. in economic geology from Washington State University. Mr. Branham served as a director of Compassion Tanzania, a U.S. based non-profit focused on the development of freshwater wells in northern Tanzania. Mr. Branham is a member of the Society of Economic Geologists and is a Certified Professional Geologist with the American Institute of Professional Geologists. Mr. Branham was selected to serve as a director due to his experience as an exploration geologist and as a senior executive of publicly traded exploration and mining companies.

As of June 23, 2015, Mr. Branham was the beneficial owner of 22,223 shares of the Company’s common stock, consisting of 22,223 shares of common stock issuable upon exercise of warrants received on October 12, 2012, representing ownership of less than one percent of the class. The total excludes 5,556 shares of common stock underlying unvested restricted stock units granted to Mr. Branham on June 9, 2015 which are issuable upon Mr. Branham’s resignation from the Board of Directors (subject to acceleration and forfeiture in certain circumstances); the restricted stock units vest ratably and annually in three tranches beginning on the anniversary of the grant date, and Mr. Branham has no voting rights with respect to the restricted stock units until the underlying shares are issued.

Edward M. Karr. Mr. Karr, 45, was appointed to the board of Directors on June 9, 2015. Mr. Karr has been the Chief Executive Officer of RAMPartners SA, an investment management and investment banking firm based in Geneva, Switzerland since he founded it in 2005. Mr. Karr is also a founder and Managing Director of Strategic Asset Management SA and founder and Managing Director of Strategic Swiss Advisors Sàrl, both Swiss asset management companies. In June 2015, Mr. Karr was appointed to the board of directors of Dataram Corporation, a developer, manufacturer and marketer of memory and caching products.  Prior to founding RAMPartners SA, Mr. Karr managed a private Swiss asset management, investment banking and trading firm based in Geneva for six years where he was responsible for capital market transactions, investment and marketing activities. Mr. Karr served as a director of Spherix Corporation from November 2012 to December 2014, and has served as a director for Strategic Swiss Advisors Sàrl from 2013 to present. From 1995 to 1996, Mr. Karr worked for Prudential Securities in the United States. He has been in the financial services industry for over twenty years. Before his entry into the financial services arena, Mr. Karr was affiliated with the United States Antarctic Program and spent thirteen consecutive months working in the Antarctic, receiving the Antarctic Service Medal. Mr. Karr studied at Embry-Riddle Aeronautical University, Lansdowne College in London, England and received a B.S. in Economics/Finance with Honors (magna cum laude) from Southern New Hampshire University. He is an Executive Committee member, past President and current Nominating Committee Chair of the American International Club of Geneva. Mr. Karr was selected to serve as a director due to his experience in capital markets and financial expertise.

As of June 23, 2015, Mr. Karr was the beneficial owner of 192,620 shares, consisting of 182,816 shares of common stock, 9,804 shares of common stock issuable upon exercise of warrants received on July 14, 2014, representing less than one percent of the class. The total excludes 5,556 shares of common stock underlying unvested restricted stock units granted to Mr. Karr on June 9, 2015 which are issuable upon Mr. Karr’s resignation from the Board of Directors (subject to acceleration and forfeiture in certain circumstances); the restricted stock units vest ratably and annually in three tranches beginning on the anniversary of the grant date, and Mr. Karr has no voting rights with respect to the restricted stock units until the underlying shares are issued.

The information above regarding stock ownership of Mr. Branham and Mr. Karr is given on a post-reverse-split basis.

This Prospectus Supplement No. 1 should be read in conjunction with the Prospectus. To the extent information in this Prospectus Supplement No. 1 differs from, updates or conflicts with information contained in the Prospectus, the information in this Prospectus Supplement No. 1 is the more current information.

Investing in our common stock involves a high degree of risk. You should review carefully the “Risk Factors” beginning on page 6 of the Prospectus and on page 14 of our Annual Report on Form 10-K for the year ended December 31, 2014, as filed with the Securities and Exchange Commission on March 5, 2015, for a discussion of certain risks that you should consider.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 29, 2015.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________________________________________________

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

___________________________________________________________________

Date of Report (Date of earliest event reported): June 9, 2015

Pershing Gold Corporation

(exact name of registrant as specified in its charter)

Nevada	000-54710	26-0657736
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1658 Cole Boulevard Building 6 - Suite 210 Lakewood, Colorado	80401
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (720) 974-7248

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4 (c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02.  Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On June 9, 2015, Mr. Alan D. Branham and Mr. Edward M. Karr were appointed to the Board of Directors (the “Board”) of Pershing Gold Corporation (the “Company”). Neither Mr. Branham nor Mr. Karr have a family relationship with any member of the Board nor any executive officer of the Company, and neither has been a participant or had any interest in any transaction with the Company that is reportable under Item 404(a) of Regulation S-K.  To the Company’s knowledge, there is no arrangement or understanding between any of its directors, officers and either Mr. Branham or Mr. Karr pursuant to which either was selected to serve as a director of the Company.  Mr. Branham has been appointed to serve on the Audit Committee and Corporate Governance and Nominating Committee, and Mr. Karr has been appointed to serve on the Audit Committee, Compensation Committee, and Corporate Governance and Nominating Committee.

Pursuant to the Company’s 2013 Equity Incentive Plan, on June 9, 2015 the Company granted Mr. Karr and Mr. Branham 100,000 restricted stock units (each unit consisting of the right to receive one share of the Company’s common stock) vesting in equal installments on the first three anniversaries of the grant date, subject to acceleration upon termination of service on the Company’s board of directors or upon a change of control, such units to be settled by the issuance of common stock upon termination of service on the Company’s board of directors or upon a change of control, all as set forth in the award agreement.

Item 5.07 Submission of Matters to a Vote of Security Holders

The Company held its 2015 Annual Meeting of Stockholders (the “Meeting”) on June 9, 2015 in Denver, Colorado. Of the 418,470,156 shares entitled to vote as of the record date, 304,571,257 shares (72.78%) were present or represented by proxy at the Meeting. The Company’s stockholders approved all of the nominees and proposals. Specifically, the Company’s stockholders (i) approved the election of Stephen Alfers, Barry Honig and Alex Morrison as directors of the Company, to hold office until the next annual meeting of the Company’s stockholders or until their successors are elected and qualified, and (ii) ratified the appointment of KBL, LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2015.

The results of the voting on the matters submitted to the stockholders were as follows:

1.	Election of three directors:

Name	Votes For	Votes Withheld	Broker Non-Votes
Steve Alfers	236,790,106	1,329,446	66,451,705
Barry Honig	236,713,456	1,406,096	66,451,705
Alex Morrison	236,821,656	1,297,896	66,451,705

2.	Ratification of the appointment of KBL, LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2015:

Votes For	Votes Against	Abstentions
303,456,269	387,092	727,896

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 12, 2015

PERSHING GOLD CORPORATION

By:	/s/ Eric Alexander
Eric Alexander
Vice President of Finance and Controller

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